FOR IMMEDIATE RELEASE


EARNINGS RELEASE
----------------


                    STATS REPORTS THIRD QUARTER 2001 RESULTS

--   NET REVENUES OF $28.0 MILLION
--   LOSS PER ADS OF $0.33

SINGAPORE AND MILPITAS, CALIFORNIA, OCTOBER 24, 2001 - ST Assembly Test Services Ltd ("STATS" - NNM: STTS and SGX: ST Assembly), a leading semiconductor test and assembly service provider, today announced results for the third quarter ended September 30, 2001.

Tan Bock Seng, Chairman and Chief Executive Officer said, "Notwithstanding the very challenging economic conditions, we saw some positive signs in our business as reflected in the sequential increase in unit shipments in the third quarter. Unit shipments for test and assembly businesses increased sequentially by 15.1% and 21.4% respectively in the third quarter. Visibility however remains limited and average selling prices ("ASPs") declined significantly principally as a result of changes in product mix. Revenues for third quarter were in line with reported guidance and expectations.

Our strategy in this downturn is to continue investing in strategic areas while managing and controlling costs aggressively. We will continue to invest about $4 million per quarter on advanced package development. In the third quarter, we invested in flip chip and wafer bumping capabilities and strengthened our advanced package offerings. We also expanded our manufacturing geographic footprint into Taiwan through a US$28 million acquisition of a majority interest in Winstek Semiconductor Corporation in August 2001. Winstek will enable us to capture a part of the test and assembly outsourcing opportunities in Taiwan. A higher degree of penetration of the Taiwanese market will help us broaden our end market exposure in the consumer and computer segments.

We are able to continue to invest for the future because we are financially strong with a very healthy balance sheet. We ended the third quarter with $151.8 million of cash and cash equivalents and marketable securities."


HIGHLIGHTS OF THIRD QUARTER PERFORMANCE

Net revenues for the third quarter were $28.0 million, a decrease of 69.0% over the corresponding period a year ago, and a decrease of 20.5% sequentially over second quarter 2001. This is despite an increase in the unit shipments of assembly and test businesses in the current quarter over the prior quarter. The fall in net revenues was due to the erosion of ASPs caused principally by changes in product mix.

Third quarter 2001 reported a net loss of $32.3 million compared to a profit of $16.5 million for the corresponding period a year ago, and a net loss of $31.7 million in the second quarter. Contributions from Winstek to net revenues and net income were not material in this quarter.

Diluted loss per ADS and diluted loss per ordinary share for the third quarter was $0.33 and $0.03 respectively compared to diluted earnings of $0.17 per ADS and $0.02 per ordinary share in the corresponding period in 2000.

Assembly business contributed $14.3 million or 50.9% of the third quarter revenues. The remaining $13.7 million or 49.1% of the net revenues came from test business. Adjusted EBITDA for the third quarter was negative $2.1 million compared with $38.1 million for the corresponding period a year ago and $0.6 million for second quarter 2001. Adjusted EBITDA is not a measurement of financial performance under generally accepted accounting principles in the U.S. and our calculation of adjusted EBITDA is not necessarily comparable to similarly titled measures of other companies in our industry.

Gross profit for the third quarter was negative $22.0 million or a gross margin of negative 78.3% compared to a gross profit of $27.3 million or a gross margin of 30.2% in the same quarter a year ago. Gross profit for the third quarter was marginally lower than the gross profit of negative $21.9 million in the second quarter. Gross margin for the third quarter was worse than the gross margin of negative 62.2% in the second quarter because of lower revenues and the high level of fixed costs.

Depreciation expense and cost of leasing production equipment for this quarter was $29.1 million or 103.7% of net revenues compared to $22.7 million or 25.1% of net revenues in the corresponding period a year ago. Depreciation expense and cost of leasing production equipment in this quarter remained stable compared to that in the second quarter of $29.2 million or 82.7% of net revenues.

Third quarter operating expenses were $11.8 million or 42.0% of net revenues compared to $14.3 million or 15.8% of net revenues in the corresponding period a year ago, and compared to $12.3 million or 35.0% of net revenues in second quarter 2001. Selling, general and administrative ("SG&A") expenses, which include stock-based compensation, were $8.0 million or 28.4% of net revenues, compared to $10.2 million or 11.3% of net revenues in the corresponding period a year ago, and compared to $8.8 million or 25.1% of net revenues in the second quarter. The decrease in SG&A expenses was a result of ongoing cost reduction initiatives.

Research and development expenses were $3.8 million during the quarter, or 13.6% of net revenues compared to $3.5 million or 9.9% of revenues in second quarter 2001.


UNIT SHIPMENTS AND AVERAGE SELLING PRICES

Unit shipments for the test business in third quarter 2001 decreased by 54.8% over the same quarter a year ago and increased 15.1% sequentially over the second quarter 2001. Unit shipments in our assembly business decreased by 49.0% over the same quarter a year ago and increased 21.4% sequentially over the second quarter 2001.

ASPs of test business decreased 17.5% compared to second quarter 2001 due principally to a change in the mix of devices tested, as STATS tested more computer-related devices during the quarter. In the assembly business, the ASPs for this quarter decreased 37.4% from the second quarter of 2001 principally as a result of significant loading of traditional leadframe packages with lower ASPs during the quarter.

STATS continues to maintain its leadership in mixed signal testing which accounted for 91.8% of STATS' test revenues.


                     TEST REVENUES BREAKDOWN BY TESTING TYPE

                                            THREE MONTHS ENDING
                             ------------------------------------------------
TYPE OF TESTING                 30 JUNE, 2001              30 SEPTEMBER, 2001
---------------              ------------------            ------------------
                             % OF TEST REVENUES            % OF TEST REVENUES
Mixed Signal                        85.1                          91.8
Digital                             14.9                           8.1
Memory                               0.0                           0.1


CAPITAL EXPENDITURES

In this quarter, STATS incurred $11.6 million in capital expenditures principally for IT systems enhancements, peripherals and equipment. As of 30 September 2001, STATS had 223 testers and 532 wirebonders and Winstek had 19 testers.


MARKET DYNAMICS

Revenues generated from the computer segment increased to 41.5% of net revenues reflecting the stronger demand in the computer sector. The communications segment continued to be our largest revenue contributor in this quarter and accounted for 56.4% of net revenues. The U.S. remained our largest revenue contributor by region. Contribution to net revenues from integrated device manufacturers ("IDMs") in third quarter increased to 56.7% of net revenues from 48.3% of net revenues in second quarter reflecting stronger demand from certain IDM customers.


                      REVENUES BREAKDOWN BY MARKET SEGMENT

                                           THREE MONTHS ENDING
                             ------------------------------------------------
MARKET SEGMENT                 30 JUNE, 2001               30 SEPTEMBER, 2001
--------------               -----------------             ------------------
                             % OF NET REVENUES              % OF NET REVENUE
Communications                      60.8                          56.4
Computer                            36.4                          41.5
Consumer and Others                  2.8                           2.1


                          REVENUES BREAKDOWN BY REGION

                                           THREE MONTHS ENDING
                             ------------------------------------------------
REGION                         30 JUNE, 2001               30 SEPTEMBER, 2001
------                       -----------------             ------------------
                             % OF NET REVENUES              % OF NET REVENUE
United States                       80.1                          81.0
Europe                              11.4                          11.4
Asia                                 8.5                           7.6

                       REVENUES BREAKDOWN BY CUSTOMER TYPE

                                          THREE MONTHS ENDING
                             ------------------------------------------------
CUSTOMER TYPE                  30 JUNE, 2001               30 SEPTEMBER, 2001
-------------                -----------------             ------------------
                             % OF NET REVENUES              % OF NET REVENUES
Foundries                            4.8                           5.9
Fabless                             46.9                          37.4
IDMs                                48.3                          56.7


BUSINESS OUTLOOK

The following statements are based on current expectations. These statements are forward-looking and actual results may differ materially.

"The positive tone in our business that we saw in the third quarter has continued into the fourth quarter. Visibility has however remained limited.

The horrifying terrorist attacks of September 11 have added a greater degree of uncertainty to the global economic conditions and the health of the semiconductor industry.

Against this backdrop, we are therefore cautious about our business outlook for the fourth quarter," said Tan Bock Seng, Chairman and Chief Executive Officer.

Added Tan Lay Koon, Chief Financial Officer, "Accordingly, we expect revenues in the fourth quarter 2001 to be flat to 5% higher compared to third quarter driven by higher unit shipments of test and assembly businesses and stability in ASPs. Consequently, we expect utilization to be at the same level of the third quarter of about 35% to 40%. We do not expect the fourth quarter to be profitable.

Our strong balance sheet has given us considerable financial flexibility. We continue investing prudently in strategic areas while managing costs and conserving cash aggressively.

Our capital expenditures for the fourth quarter are expected to be about $33.1 million of which about $10 million will be for the establishment of a new front-end testing facility in Silicon Valley. If we commit all the capital expenditures budgeted for the fourth quarter, we will incur capital expenditures of $66.9 million in 2001 compared to $276.9 million in 2000."


HIGHLIGHTS OF THIRD QUARTER ACHIEVEMENTS

In August, STATS expanded its manufacturing footprint to Taiwan through the acquisition of a majority interest in Winstek Semiconductor Corporation, a specialist test house located in Hsin-Chu Hsien, Taiwan. Winstek has capabilities to test optical, mixed-signal, digital and radio frequency (RF) devices and is also capable of providing an integrated range of services including wafer probe, final test, turnkey and drop shipment services. Winstek provides STATS with the platform to significantly increase STATS' presence in Taiwan, home of two of the largest foundries in the world and the second largest base of fabless integrated circuit companies in the world.

STATS was awarded the 2001 Advanced Packaging Award in the Contract Services category for its Simplified Package Modeling technique. Sponsored by Advanced Packaging magazine and SEMICON West, the award recognizes outstanding achievements in the semiconductor packaging industry from around the world based on innovation, cost effectiveness, speed/throughput, quality, ease of use, maintainability and environmental responsibility. STATS' Simplified Package Modeling technique provides customers unmatched design flexibility, early confirmation of thermal performance, and the potential to significantly reduce design cycle time.

STATS expanded its flip chip assembly capabilities in August through the signing of a technology licensing agreement with Flip Chip Technologies, L.L.C (FCT). The agreement enables STATS to use FCT's proprietary Flex-on-Cap wafer bumping process and Redistribution technologies to facilitate manufacture of advanced flip chip integrated circuits and completes STATS' existing backend flip chip assembly process. The agreement provides STATS with future technology development, site engineering support and more importantly, opportunities for cost and cycle time reduction by locating wafer bumping capabilities and redistribution technology in-house. The flip chip bump process also enables STATS to participate in wafer scale packages, direct chip attach and integrated passive devices.

In September, STATS unveiled an integrated IT architecture that will be linked seamlessly to customers' manufacturing operations in the future. Continuing to invest in STATS' in-house infrastructure to drive supply chain management, the IT architecture will form a virtual manufacturing system with customers as part of their supply chain. STATS' new IT architecture comprises two key components, MySTATS and e-TAS(TM), which are being developed concurrently. MySTATS is an external, self-service portal which will eventually be linked with customers' networks, providing them online access to real time and reliable work-in-progress reports as well as other relevant data from STATS' operations. It will also incorporate the RosettaNet standard to facilitate data interchange. e-TAS(TM) is an internal integrated system, which will form the backbone of STATS' manufacturing operations, linking the entire shop floor operations to business applications.

September also saw STATS launching its enhanced website, aimed at providing increased depth and breadth of information about STATS, its products and services. STTS.COM is an information-rich resource for customers and shareholders, offering expanded content and dynamic features throughout the site. STTS.COM's enhanced focus on services, solutions and key differentiators will more effectively communicate STATS' value proposition to its global audience. STTS.COM is part of a continued effort by STATS to enhance customer support via the web, an effort that also includes the development of MySTATS and e-TAS(TM).

In September, STATS was added to the Straits Times Industrial Index ("STI Index"), the most widely recognized index of the Singapore stockmarket. The STI index consists of 45 component stocks that were selected based on level of trading activity and market capitalization.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
          UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
                           COMPREHENSIVE INCOME (LOSS)
             FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

                                                                          FOR THE THREE MONTHS ENDED SEPTEMBER 30,
                                                                         -----------------------------------------
                                                                           2000                            2001
                                                                         ---------                       ---------
Net revenues                                                             $  90,538                       $  28,049
Cost of revenues                                                           (63,202)                        (50,021)
                                                                         ---------                       ---------
Gross profit (loss)                                                         27,336                         (21,972)
                                                                         ---------                       ---------

Operating expenses:
  Selling, general and administrative                                       10,168                           7,939
  Research and development                                                   4,078                           3,816
  Others, net                                                                   41                              28
                                                                         ---------                       ---------
    Total operating expenses                                                14,287                          11,783
                                                                         ---------                       ---------

Operating income (loss)                                                     13,049                         (33,755)

Other income:
  Interest income, net                                                       2,684                           1,161
  Foreign currency exchange gain (loss)                                        606                            (562)
  Other non-operating income, net                                              967                             840
                                                                         ---------                       ---------
  Total other income                                                         4,257                           1,439
                                                                         ---------                       ---------

Income (loss) before income taxes                                           17,306                         (32,316)
Income tax expense                                                            (851)                           (122)
                                                                         ---------                       ---------
Net income (loss) before minority interest                               $  16,455                       $ (32,438)
Minority interest                                                               --                             139
                                                                         ---------                       ---------
Net income (loss)                                                           16,455                         (32,299)
                                                                         ---------                       ---------

Other comprehensive income:
  Unrealized gain on available-for-sale marketable securities                   --                              40
                                                                         ---------                       ---------
Comprehensive income (loss)                                              $  16,455                       $ (32,259)
                                                                         =========                       =========

Basic net income (loss) per ordinary share                               $    0.02                       $   (0.03)
Diluted net income (loss) per ordinary share                             $    0.02                       $   (0.03)

Basic net income (loss) per ADS                                          $    0.17                       $   (0.33)
Diluted net income (loss) per ADS                                        $    0.17                       $   (0.33)

Ordinary shares (in thousands) used in per ordinary share calculation:
--  basic                                                                  984,774                         989,608
--  effect of dilutive                                                       7,200                              --
                                                                         ---------                       ---------
--  diluted                                                                991,974                         989,608
                                                                         =========                       =========

ADS (in thousands) used in per ADS calculation:
--  basic                                                                   98,477                          98,961
--  effect of dilutive                                                         720                              --
                                                                         ---------                       ---------
--  diluted                                                                 99,197                          98,961
                                                                         =========                       =========

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                                   OTHER DATA
             FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2000 AND 2001
                           IN THOUSANDS OF US DOLLARS

                        FOR THE THREE MONTHS
                         ENDED SEPTEMBER 30,
                        --------------------
                         2000         2001
                        -------      -------
EBITDA (Note 1)         $38,103      ($2,146)

Note 1. Defined as Net income (loss) plus depreciation and amortization, income tax expense, expenses relating to prepaid leases and specific inventory write-off, less net interest income.

This has been included because STATS believes that adjusted EBITDA is useful to securities analysts, investors and other interested parties in the evaluation of companies in our industry. However, other companies in our industry may calculate EBITDA differently and therefore our adjusted EBITDA is not necessarily comparable to similarly titled measures of these companies. Adjusted EBITDA is not a measurement of financial performance under generally accepted accounting principles in the U.S. and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with such generally accepted accounting principles.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
          UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
                           COMPREHENSIVE INCOME (LOSS)
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 2001
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

                                                                         FOR THE NINE MONTHS ENDED SEPTEMBER 30,
                                                                         ---------------------------------------
                                                                           2000                          2001
                                                                         ---------                     ---------
Net revenues                                                             $ 238,473                     $ 111,943
Cost of revenues                                                          (158,668)                     (165,764)
                                                                         ---------                     ---------
Gross profit (loss)                                                         79,805                       (53,821)
                                                                         ---------                     ---------

Operating expenses:
  Selling, general and administrative                                       29,847                        28,633
  Research and development                                                  10,972                        10,839
  Others, net                                                                 (192)                          110
                                                                         ---------                     ---------
    Total operating expenses                                                40,627                        39,582
                                                                         ---------                     ---------

Operating income (loss)                                                     39,178                       (93,403)

Other income:
  Interest income, net                                                       5,756                         4,670
  Foreign currency exchange gain (loss)                                      1,068                          (229)
  Other non-operating income, net                                            2,741                         2,777
                                                                         ---------                     ---------
    Total other income                                                       9,565                         7,218
                                                                         ---------                     ---------

Income (loss) before income taxes                                           48,743                       (86,185)
Income tax expense                                                          (2,390)                         (943)
                                                                         ---------                     ---------
Net income (loss) before minority interest                               $  46,353                     $ (87,128)
Minority interest                                                               --                           139
                                                                         ---------                     ---------
Net income (loss)                                                           46,353                       (86,989)
                                                                         ---------                     ---------

Other comprehensive income:
  Unrealized gain on available-for-sale marketable securities                   --                           109
                                                                         ---------                     ---------
Comprehensive income (loss)                                              $  46,353                     $ (86,880)
                                                                         =========                     =========

Basic net income (loss) per ordinary share                               $    0.05                     $   (0.09)
Diluted net income (loss) per ordinary share                             $    0.05                     $   (0.09)

Basic net income (loss) per ADS                                          $    0.49                     $   (0.88)
Diluted net income (loss) per ADS                                        $    0.48                     $   (0.88)

Ordinary shares (in thousands) used in per ordinary share calculation:
--  basic                                                                  955,160                       988,889
--  effect of dilutive options                                               7,894                            --
                                                                         ---------                     ---------
--  diluted                                                                963,054                       988,889
                                                                         =========                     =========

ADS (in thousands) used in per ADS calculation:
--  basic                                                                   95,516                        98,889
--  effect of dilutive options                                                 789                            --
                                                                         ---------                     ---------
--  diluted                                                                 96,305                        98,889
                                                                         =========                     =========

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                                   OTHER DATA
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 2001
                           IN THOUSANDS OF US DOLLARS

                        FOR THE NINE MONTHS
                        ENDED SEPTEMBER 30,
                        -------------------
                          2000        2001
                        --------     ------
EBITDA (Note 1)         $103,490     $5,629


Note 1. Defined as Net income (loss) plus depreciation and amortization, income tax expense, expenses relating to prepaid leases and specific inventory write-off, less net interest income.

This has been included because STATS believes that adjusted EBITDA is useful to securities analysts, investors and other interested parties in the evaluation of companies in our industry. However, other companies in our industry may calculate EBITDA differently and therefore our adjusted EBITDA is not necessarily comparable to similarly titled measures of these companies. Adjusted EBITDA is not a measurement of financial performance under generally accepted accounting principles in the U.S. and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with such generally accepted accounting principles.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                 AS OF DECEMBER 31, 2000 AND SEPTEMBER 30, 2001
                           IN THOUSANDS OF US DOLLARS

                                                 DECEMBER 31,    SEPTEMBER 30,
                                                     2000            2001
                                                 ------------    -------------
ASSETS
Current assets:
  Cash and cash equivalents                       $ 141,733        $ 140,774
  Accounts receivable, net                           52,315           19,671
  Amounts due from ST and ST affiliates               8,727            2,003
  Short-term deposits with ST affiliates             10,000               --
  Other receivables                                  18,989            8,731
  Inventories                                        14,793            7,097
  Marketable securities                              11,486            3,339
  Prepaid expenses                                   24,809           24,804
                                                  ---------        ---------
    Total current assets                            282,852          206,419
Property, plant and equipment, net                  380,934          368,760
Marketable securities                                10,420            7,695
Prepaid expenses                                     37,552           19,251
Goodwill                                                 --            1,321
Other assets                                             --            2,577
                                                  ---------        ---------
    Total Assets                                  $ 711,758        $ 606,023
                                                  =========        =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current installments of long-term debt          $  14,799        $  14,673
  Short-term debts                                       --            6,380
  Accounts payable                                   13,956            9,700
  Amounts due to ST and ST affiliates                 2,062            1,263
  Accrued operating expenses                         32,963           11,526
  Other payables                                     27,705           17,255
  Income taxes payable                                2,846            1,351
                                                  ---------        ---------
    Total current liabilities                        94,331           62,148
Deferred liabilities                                  2,631            3,860
Long-term debt, excluding current installments       29,599           14,673
                                                  ---------        ---------
    Total Liabilities                               126,561           80,681

Minority interests                                       --           25,437

Shareholders' Equity:
  Share capital                                     159,461          159,954
  Additional paid-in capital                        386,325          387,420
  Accumulated other comprehensive loss               (9,731)          (9,622)
  Retained earnings (deficit)                        49,142          (37,847)
                                                  ---------        ---------
    Total Shareholders' Equity                      585,197          499,905
                                                  ---------        ---------
    Total Liabilities and Shareholders' Equity    $ 711,758        $ 606,023
                                                  =========        =========

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 2001
                           IN THOUSANDS OF US DOLLARS

                                                                         FOR THE NINE MONTHS ENDED SEPTEMBER 30,
                                                                         ---------------------------------------
                                                                            2000                          2001
                                                                         ---------                      --------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                                        $  46,353                      $(86,989)
Adjustments to reconcile net income (loss) to net cash
 provided by operating activities:
  Depreciation and amortization                                             51,706                        74,915
  Loss (gain) on sale of property, plant  and equipment                       (195)                          111
  Exchange loss                                                              3,633                           218
  Minority interest in loss in subsidiary                                       --                          (139)
  Others                                                                       678                          (575)
Changes in operating working capital:
  Accounts receivable                                                      (28,780)                       33,114
  Amounts due from ST and ST affiliates                                      1,417                         6,724
  Inventories                                                               (4,362)                        7,696
  Other receivables and prepaid expenses                                     6,800                        29,915
  Accounts payable                                                           5,726                        (4,977)
  Amounts due to ST and ST affiliates                                       (3,088)                         (799)
  Accrued operating expenses and other payables                              1,904                       (23,170)
                                                                         ---------                      --------
Net cash provided by operating activities                                   81,792                        36,044
                                                                         ---------                      --------

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale or maturity of marketable securities                         --                        20,181
Purchases of marketable securities                                         (20,095)                       (8,743)
Proceeds from maturity of  short-term deposits                                  --                        10,000
Acquisition of subsidiary, net of cash acquired                                 --                         1,835
Purchases of property, plant and equipment                                (240,320)                      (45,789)
Proceeds from sale of property, plant and equipment                          5,978                         2,186
                                                                         ---------                      --------
Net cash used in investing activities                                     (254,437)                      (20,330)
                                                                         ---------                      --------

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of short-term debt                                               (60,000)                       (2,443)
Repayment of long-term debt                                                 (7,468)                      (14,711)
Proceeds from issuance of shares                                           389,019                           738
                                                                         ---------                      --------
Net cash provided by (used in) financing activities                        321,551                       (16,416)
                                                                         ---------                      --------

Net increase (decrease) in cash and cash equivalents                       148,906                          (702)
Effect of exchange rate changes on cash and
 cash equivalents                                                           (3,953)                         (257)
Cash and cash equivalents at beginning of the period                        16,568                       141,733
                                                                         ---------                      --------
Cash and cash equivalents at end of the period                           $ 161,521                      $140,774
                                                                         =========                      ========

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid for:
  Interest                                                               $   3,045                      $  1,418
  Income taxes                                                           $     461                      $  2,971

ABOUT ST ASSEMBLY TEST SERVICES LTD. (STATS)


ST Assembly Test Services ("STATS" - NNM: STTS and SGX: ST Assembly), is a leading semiconductor test and assembly service provider to fabless companies, integrated device manufacturers and wafer foundries. With its principal operations in Singapore and global operations in the United States, United Kingdom, Japan and Taiwan, STATS offers full back-end turnkey solutions to customers worldwide. STATS' expertise is in testing mixed-signal semiconductors, which are extensively used in fast growing communications applications such as data networking, broadband and mobile communications. STATS also offers advanced assembly services and has developed a wide array of traditional and advanced leadframe and laminate based products, including various ball grid array packages to serve some of the world's technological leaders. STATS was listed on the Nasdaq National Market and The Singapore Exchange in January 2000 and is in the Morgan Stanley Capital International (MSCI) Provisional Singapore Index and the Straits Times Industrial Index. Further information is available at www.stts.com.

Certain of the statements in this press release are forward-looking statements including statements with respect to industry growth, that involve a number of risks and uncertainties which could cause actual results to differ materially. Factors that could cause actual results to differ include: general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or cancellation of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures; continued success in technological innovation; delays in acquiring or installing new equipment; litigation and other risks described from time-to-time in the Company's SEC filings, including its annual report on Form 20-F dated March 30, 2001. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.


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SINGAPORE CONTACTS:
Elaine Ang                                                  Khor Hwee Eng
Manager, Investor Relations/Corporate Communications        Senior Marcom Executive, Asia/Europe
Tel: (65) 751 1738, Fax: (65) 755 1585                      Tel: (65) 751 1291, Fax: (65) 7555431
email: angelaine@stats.st.com.sg                            email: khorhweeeng@stats.st.com.sg


US CONTACTS:
Drew Davies                                                 Lisa Lavin
Director, Investor Relations                                Marcom Manager
Tel: (408) 941 3021, Fax: (408) 941 3014                    Tel: (208) 672 6112, Fax: (208) 672 6132
email: daviesd@statsus.com                                  email: lavinl@statsus.com
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